Lead investor: Laurence Mc Lellan Bastidas

Invested $1,350 this round.

"Kanda is a very exciting prospect. In the UK there is new domestic legislation which requires better insulation. Additionally, there is a projected boom in UK construction work post pandemic. I feel as though Kanda it is perfectly positioned to take advantage of these conditions. Kandas ability to offer finance to customers spread payments out is a really attractice prospect and one I think consumers will be poised to take advantage, especially as the pandemic has made many look inward and expect more from their living environments which I expect to create a boom in small to medium sized home renovation projects. Additionally household savings are at a recent historic high in the UK due to furlough and working from home, meaning there is the available capital in the system for these projects.

From a construction firm prospect Kanda provides security to construction firms. With many construction firms having procarious cashflows the security of payment will be invaluable for construction firms to be able to maximize their potential and grow. The platform is simple and extremely intuitive to use which I believe will make construction workers life more easy.

I am very excited to be involved in such a promising project from the start. A project which I believe has huge potential, and will be integral to bringing the constuction sector into the digital era.

Philip, Richard, and Robert seem a great hardworking driven team which is a must for any project."